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                             August 13, 2021

       David Kaplan
       Chief Executive Officer
       Gin & Luck Inc.
       3756 W. Avenue 40, Suite K #278
       Los Angeles, CA 90065

                                                        Re: Gin & Luck Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed July 27, 2021
                                                            File No. 024-11463

       Dear Mr. Kaplan:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A filed July 27, 2021

       Financial Statements
       Consolidated Statements of Operations, page F-5

   1. Your presentation of gross profit on the face of your consolidated statement of operations excludes certain costs
such as payroll cost, occupancy cost, and depreciation or
                                                        amortization expense
that are directly applicable to your bar and restaurant sales, consulting and
management fees, and other revenue. Please revise to present costs of revenues individually
for product sales, services, and other revenue or remove the gross profit subtotal from
your consolidated statement of operations.
 David Kaplan
FirstName
Gin & LuckLastNameDavid  Kaplan
            Inc.
Comapany
August 13, NameGin
           2021     & Luck Inc.
August
Page 2 13, 2021 Page 2
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Jamie Ostrow, Esq.